Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Immortal Male, Inc.
6010 W. Spring Creek Pkwy #1012
Plano, TX 75024
https://www.gatlan.com/

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Immortal Male, Inc.
Address: 6010 W. Spring Creek Pkwy #1012, Plano, TX 75024
State of Incorporation: DE
Date Incorporated: July 27, 2023

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $25,000,000.00
Discount: 10.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

<u>Time-Based Perks</u>

Early Bird 1

Invest $1,000+ within the first 72 hours of launch and receive 25% off eligible Gatlan treatments for one year, and a 10% addition to the base discount.*

Early Bird 2

Invest $1,000+ within the first 7 days of launch and receive 20% off eligible Gatlan treatments for one year,* and an 8% addition to the base discount.*

Early Bird 3

Invest $1,000+ within the first 14 days of launch and receive 15% off eligible Gatlan treatments for one year, * and a 6% addition to the base discount.*

Flash Perk

Invest $2,500+ between Days 30–40 and receive 20% off eligible Gatlan treatments for six months and an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership,* and an 8% addition to the base discount.*

Amount-Based Perks

Tier 1 Perk | $1,000+

Invest $1,000+ and receive 10% off eligible Gatlan treatments for one year.*

Tier 2 Perk | $2,500+

Invest $2,500+ and receive 10% off eligible Gatlan treatments for one year*, an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, and a 2% addition to the base discount.

Tier 3 Perk | $5,000+

Invest $5,000+ and receive 15% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, and a 4% addition to the base discount.

Tier 4 Perk | $10,000+

Invest $10,000+ and receive 20% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, and a 6% addition to the base discount.

Tier 5 Perk | $25,000+

Invest $25,000+ and receive 25% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, and an 8% addition to the base discount.

Tier 6 Perk | $50,000+

Invest $50,000+ and receive 25% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, an invitation for one to an exclusive investor dinner with the Gatlan leadership team,* and a 10% addition to the base discount.

*All events, meetings, dinners, briefings, summits, content access, and experience-based perks are subject to availability, scheduling, capacity limitations, and Company discretion. Travel and lodging are not included unless otherwise specified. Location and timing to be determined by the Company.

The 10% StartEngine Venture Club Bonus

Immortal Male, Inc. dba Gatlan will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 20% instead of 10%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company and its Business

Company Overview

Immortal Male, Inc., which conducts business as 'Gatlan,' operates a direct-to-consumer telehealth platform focused on

hormone optimization, metabolic and weight management, sexual health, hair restoration, and longevity. Through the platform, a client completes a guided online medical intake and is paired with a licensed medical provider who reviews the client's health history, may order laboratory diagnostics (such as blood panels assessing hormone levels, blood sugar, and organ function), and, where clinically appropriate, prescribes a personalized treatment plan. Prescribed therapies — which may include HRT, TRT, medical weight loss, ED treatment, peptides — are fulfilled by licensed pharmacies and shipped to the client, with ongoing provider check-ins and dosage adjustments. The Company offers separate men's and women's treatment paths, operates on a cash-pay basis (no insurance required), and, as of the date of this Offering, makes the platform available to clients in 44 states.
Corporate Structure
Immortal Male, Inc. is a Delaware corporation incorporated on July 27, 2023. The Company conducts business under the assumed name "Gatlan" and has filed for the "GATLAN" mark with the U.S. Patent and Trademark Office.

Competitors and Industry

Gatlan operates in the direct-to-consumer (DTC) telehealth market, specifically the segment focused on hormone optimization (including testosterone and broader hormone-replacement therapy), metabolic and weight management (including prescription GLP-1 and related therapies), sexual health, hair restoration, and longevity / healthy-aging. Demand in this segment has been supported by broader adoption of telemedicine, growing consumer interest in preventive and performance-oriented health, and the expansion of cash-pay specialty care delivered online. The segment is also subject to significant regulation, as described under "Risk Factors." The DTC telehealth and men's/women's health market includes a number of established and well-funded companies, such as Hims & Hers Health and Ro, along with numerous specialized hormone-optimization, longevity, and weight-management providers. Many competitors have greater financial, marketing, and operational resources than the Company. Gatlan seeks to differentiate through a concierge, provider-led model that pairs each client with a licensed provider, a broad menu of physician-prescribed therapies, advanced diagnostics, and a clinical advisory function.

Current Stage and Roadmap

The Gatlan platform is live and accepting clients, currently in 44 states. Clients are onboarded through an online medical intake, paired with a licensed provider, and, where clinically appropriate, prescribed a personalized treatment plan fulfilled by licensed pharmacies, with ongoing provider support and monitoring.

In the near term, the Company intends to use the proceeds of this offering primarily to support marketing and client acquisition, expand its menu of provider-prescribed therapies, and broaden state licensure and provider capacity. Over the medium term, the Company aims to deepen its diagnostics and longevity offerings and to invest in its platform technology and brand. These initiatives are forward-looking, depend on the Company's available capital, and are subject to the risks described under "Risk Factors"; there is no assurance the Company will achieve them.

The Team

Officers and Directors

Name: Tyler Williamson

Tyler Williamson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
  Dates of Service: January, 2024 - Present
  Responsibilities: Mr. Williamson devotes 100% of his working time to the Company. He is also a passive, non-operating owner of Nomad Labs, a separate business run day-to-day by his business partner; he holds no active role or time commitment there. Mr. Williamson does not currently receive a salary from the Company. He anticipates beginning to draw a salary once the Company reaches specific revenue/run-rate benchmarks, but no fixed date or trigger has been set as of the date of this offering.

Other business experience in the past three years:

- Employer: Nomad Labs, LLC
  Title: Founder
  Dates of Service: September, 2023 - Present
  Responsibilities: Founded agency which provides creative services to early stage AI, Web3, and Crypto companies looking to reach developers, investors, and consumers with their products and services.

Name: Yonathan Azran

Yonathan Azran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional CFO
  Dates of Service: August, 2024 - Present
  Responsibilities: Yonathan Azran provides strategic finance and accounting services that help businesses build scalable financial operations, maintain accurate reporting, and improve decision-making. Yonathan partner with founders and leadership teams to deliver financial planning, accounting oversight, cash flow management, and operational insights that drive sustainable growth. Mr. Azran provides CFO services to the Company on a fractional, contracted basis through NGU Consulting dba 1116 Partners, and is not an employee of the Company.

Other business experience in the past three years:

- Employer: NGU CONSULTING Inc dba 1116 Partners
  Title: CEO and Founder
  Dates of Service: November, 2016 - Present
  Responsibilities: CEO and Founder of 1116 Partners

Name: Fabian Calvo

Fabian Calvo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2023 - Present
  Responsibilities: Founder and daily operator dealing with supply chain infrastructure

Name: Joshua Duhamel

Joshua Duhamel's current primary role is with Dakotakid Media, Inc.. Joshua Duhamel currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2023 - Present
  Responsibilities: Founder and board member.

Other business experience in the past three years:

- Employer: Dakotakid Media, Inc.
  Title: President
  Dates of Service: August, 2013 - Present
  Responsibilities: Rendering services in the entertainment industry.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall

not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering SAFEs in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors

willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the SAFEs we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Simple Agreement for Future Equity has no rights to vote until the date of maturity
The SAFEs have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our expansion into new product lines and increased marketing spend may not achieve the sales results we expect
Our growth projections assume that increased advertising and marketing spend, funded in part by this offering, will allow us to grow faster than our existing product lines (including our current GLP-1, TRT, hair loss, and NAD+ offerings) have grown to date. Our plans to expand into new offerings, including a proprietary supplement line manufactured through our planned in-house facility and an expansion into women's health treatments, are unproven and may fail to gain market acceptance for any number of reasons, including manufacturing delays, regulatory changes affecting compounded medications, or failure of our marketing strategy to convert into sales. If these new products or expanded markets fail to achieve significant sales and acceptance, this could materially and adversely impact the value of your investment.

We face significant market competition
We compete with other telehealth and direct-to-consumer men's health platforms, including larger, well-capitalized companies such as Hims & Hers and Ro, that currently offer similar treatments (including GLP-1 and hair loss products) and have substantially greater financial resources, marketing budgets, and brand recognition than we do. Because our offerings rely on compounded and prescription medications available through multiple providers rather than proprietary technology, competitors can offer functionally similar treatments, and our celebrity-driven brand and marketing approach could be replicated by others with greater resources to do so. There can be no assurance that our competitors will not offer lower prices, broader product lines, or more effective marketing than we do, or that our brand will remain differentiated as competition in this space intensifies.

We are an early stage company and have not yet generated any profits
Immortal Male, Inc. was formed on July 27, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Immortal Male, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and minimal revenue. The Company has incurred net losses since inception and expects to continue to incur losses for the foreseeable future, and there is substantial doubt about its ability to continue as a going concern without additional financing. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market and sell the services, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore,

the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We operate in a heavily regulated healthcare environment, and the practice-of-medicine and telehealth rules that govern our business could change or be enforced against us
Our hormone-optimization and wellness services involve the delivery of medical care and prescriptions through licensed providers, often via telehealth. These activities are subject to extensive and evolving federal and state regulation, including the corporate practice of medicine doctrine, fee-splitting and anti-kickback laws, telehealth licensing and standard-of-care requirements, and advertising rules. Many states restrict how non-physician-owned companies may be structured relative to medical practices. If our structure or operations are found to violate these requirements, we could be subject to penalties, injunctions, loss of the ability to operate in a state, or required restructuring, any of which could materially and adversely affect our business and your investment.

Our services involve prescription products, including a controlled substance
Testosterone, which is commonly used in hormone-replacement and optimization therapy, is a Schedule III controlled substance under the federal Controlled Substances Act. Prescribing and dispensing controlled substances — particularly via telemedicine — is subject to DEA registration requirements, the Ryan Haight Act and its evolving telemedicine-prescribing exceptions, and state controlled-substance and pharmacy laws. Other products we may offer, such as NAD+ and compounded preparations, are subject to FDA and state pharmacy regulation, including limits on compounding. Changes in, or enforcement of, these rules could restrict or prohibit aspects of our services, increase our compliance costs, or expose us to civil or criminal liability, any of which could materially and adversely affect your investment.

We depend on licensed medical providers and third-party pharmacies that we do not control
We rely on licensed physicians and other clinicians to evaluate clients and prescribe treatment, and on third-party and compounding pharmacies to fill prescriptions. We may have limited control over these providers and pharmacies, and their licensure, conduct, quality, capacity, or regulatory compliance is largely outside our control. The loss of provider or pharmacy relationships, provider disciplinary actions, or pharmacy supply interruptions could disrupt our services, harm our reputation, and adversely affect our business and your investment.

State-by-state licensing and telehealth requirements limit and complicate our ability to scale
Telehealth and medical licensing are regulated state by state, and the rules differ and change frequently. Offering services in a new state may require new provider licensure, registrations, or operational changes, and some states may prohibit or restrict aspects of our model. These requirements increase our cost and complexity of expansion and may limit the markets we can serve.

Our marketing and health-related claims must be substantiated and are subject to regulatory scrutiny
Our marketing references health, performance, and longevity benefits, as well as market-size and client-satisfaction figures. Health-benefit claims are subject to FDA and FTC substantiation requirements, and statements made in connection with this offering are subject to FINRA and SEC communications rules. Unsubstantiated or non-compliant claims could result in regulatory action, required corrective disclosure, reputational harm, or liability, and could delay or jeopardize this offering.

Our CEO does not currently receive a salary, and our officers' and directors' compensation is not fixed.
None of our officers or directors currently receives salaried or full-time employee compensation from the Company; payments to date have been made to vendors or contractors rather than as fixed salary. Our CEO has previously received contractor (1099) payments from the Company but has suspended them, with no set date or metric for resuming compensation. There is no assurance that our management will begin receiving compensation on any particular timeline, or that the absence of fixed compensation will not affect their incentives or availability to devote time to the Company. Investors should not assume that our officers' financial interests are aligned with a fixed salary structure typical of more established companies.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joshua Duhamel	2,850,000	Common Stock	40.1%
IM45 Holdings, LLC (100% Owned and Managed by Fabian Calvo)	2,711,104	Common Stock	38.2%

The Company's Securities

The Company has authorized Common Stock, SAFE, and Crowdfunding SAFE.

Common Stock

The amount of securities outstanding is 9,377,351.

Material Rights

Holders of Common Stock are entitled to dividends, pro rata, when, as, and if declared by the board of directors; the Company has never paid a dividend and does not intend to do so for the foreseeable future. Common Stock is also subject to the Side Letter and Voting Trust dated November 27, 2023, which provides for board-designation rights held by the founding stockholders, a Company right of first refusal on transfers, drag-along rights, and other transfer restrictions. The total amount outstanding includes 1,041,876 issued options and RSUs and 1,233,985 reserved options and RSUs.

SAFE

The security will convert into Equity securities and the terms of the SAFE are outlined below:

Amount outstanding: $1,873,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified Equity Financing

Material Rights

These prior SAFEs were issued in 2024 at an $8,000,000 valuation cap — a lower cap than the $25,000,000 cap applicable to the Crowdfunding SAFEs offered hereunder — and will therefore convert into a greater number of shares per dollar invested than the Crowdfunding SAFEs. Certain of these SAFEs are held by Company insiders, including its CEO and a founder.

Crowdfunding SAFE

The security will convert into Crowdfunding stock (as defined below) and the terms of the Crowdfunding SAFE are outlined below:

Amount outstanding: $0.00
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: at least $1,000,000 in new qualified Equity Financing

Material Rights

Equity Financing.
If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.
(b)Liquidity Event.
If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:
(i) the Purchase Amount (the "Cash-Out Amount"), or
(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.
Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).
(c)Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.
(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:
(i)Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
(ii)On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
(iii)Senior to payments for Common Stock.
The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).
(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).
Certain Definitions
"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.
"Common Stock" means common stock of the Company.
"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.
"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.
"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.
"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.
"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.
"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.
"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.
"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a SAFE noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have

limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,000,000
  Use of proceeds: N/A
  Date: December 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $1,873,000.00
  Use of proceeds: Working capital and general corporate purposes.
  Date: July 31, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2024 was $2,974 compared to $217,869 in fiscal year 2025.
Revenue increased by $214,895 year-over-year. Fiscal year 2024 represented the Company's initial partial period of commercial operations following its formation in July 2023, during which subscription and product sales were nominal. In fiscal year 2025, the Company scaled its subscription-based men's health programs and its sale of prescription medications and wellness products, driving the substantial increase in revenue.

Cost of Sales

Cost of Sales for fiscal year 2024 was $152 compared to $150,214 in fiscal year 2025.
Cost of Sales increased in line with the growth in revenue, reflecting the cost of prescription medications and wellness products delivered to fulfill the significantly higher volume of subscription and product orders in fiscal year 2025.

Gross Margins

Gross margins for fiscal year 2024 were $2,822 compared to $67,655 in fiscal year 2025.
Gross profit increased by $64,833 in absolute dollars alongside revenue growth. As a percentage of revenue, gross margin declined from approximately 95% in 2024 to approximately 31% in 2025, as the revenue mix shifted toward prescription and product sales that carry associated fulfillment costs, compared to the minimal cost base underlying the nominal 2024 revenue.

Expenses

Expenses for fiscal year 2024 were $458,052 compared to $1,014,120 in fiscal year 2025.
Total operating expenses increased by $556,068, driven primarily by higher advertising and marketing spend (from $195,931 to $524,746) to acquire subscribers and grow the customer base, and increased general and administrative expenses (from $262,121 to $489,257) reflecting payroll and related costs for employees and independent contractors supporting the Company's expanded operations.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is in an early growth phase in which operating expenses, particularly customer acquisition and marketing costs, have substantially exceeded revenue as it builds its subscriber base. Past cash was primarily generated through equity investments, principally proceeds from Simple Agreements for Future Equity (SAFEs). Our goal is to grow subscription and product revenue to a level sufficient to fund operations. As the Company continues to scale its programs and customer base, management expects future revenue and cash flows to differ materially from the historical periods presented, which reflect the Company's earliest stage of operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 31, 2026, the Company has capital resources available in the form of approximately $115,000 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support continued operations, customer acquisition and marketing, and general working capital needs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 89% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately two months. This is based on a current monthly burn rate of approximately $70,800 for expenses related to advertising and marketing, payroll, and general and administrative costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 19 months. This is based on a projected monthly burn rate of approximately $70,800 for expenses related to advertising and marketing, payroll, and general and administrative costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including this Regulation Crowdfunding campaign and potential future equity financings. The Company has historically financed its operations through SAFE agreements and may pursue additional financing as needed to support its operations.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $25,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion into equity in the future. It does not represent the Company's current valuation or fair market value. The valuation cap was determined internally by the Company without a formal third-party valuation or appraisal. Any calculation of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Category: Hormone Optimization
  91.5%
  Immortal Male, Inc. specializes in hormone optimization therapies for men, focusing on enhancing vitality and performance through personalized treatment plans.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Category: Longevity Treatments
  31.5%
  The company offers advanced longevity treatments designed to promote healthy aging and improve overall well-being for its clients.

- Category: Personalized Healthcare
  30.0%
  Immortal Male, Inc. provides tailored healthcare solutions, connecting clients with licensed medical professionals who create individualized wellness plans.

- Category: Men's Health and Wellness
  30.0%
  The company is dedicated to addressing men's health issues through innovative therapies and education on maintaining peak physical and mental condition.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.gatlan.com/ (https://www.gatlan.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gatlan

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Immortal Male, Inc.

[See attached]

Immortal Male, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Immortal Male, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 3, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	154,723	956,896
Accounts Receivable	-	890
Prepaid Expenses	14,500	14,021
Total Current Assets	169,223	971,807
Non-current Assets		
Computers and Equipment, net of Accumulated Depreciation	2,210	-
Total Non-Current Assets	2,210	-
TOTAL ASSETS	171,433	971,807
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	37,016	3,424
Accrued Expenses	62,499	-
Total Current Liabilities	99,515	3,424
Long-term Liabilities		
Future Equity Obligations	1,473,000	1,423,000
Total Long-Term Liabilities	1,473,000	1,423,000
TOTAL LIABILITIES	1,572,515	1,426,424
Commitments and Contingencies (See Note 4)		
EQUITY		
Common Stock	619	619
Additional Paid-in Capital	54,965	54,965
Accumulated Deficit	(1,456,666)	(510,201)
Total Equity	(1,401,082)	(454,617)
TOTAL LIABILITIES AND EQUITY	171,433	971,807

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	217,869	2,974
Cost of Revenue	150,214	152
Gross Profit	67,655	2,822
Operating Expenses		
Advertising and Marketing	524,746	195,931
General and Administrative	489,257	262,121
Depreciation	116	-
Total Operating Expenses	1,014,120	458,052
Operating Income (loss)	(946,465)	(455,230)
Earnings Before Income Taxes	(946,465)	(455,230)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(946,465)	(455,230)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(946,465)	(455,230)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	116	-
Accounts Payable and Accrued Expenses	96,092	3,424
Accounts Receivable	890	(890)
Prepaid Expenses	(479)	(14,021)
Non-cash prior period adjustments, net	-	(2,515)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	96,619	(14,002)
Net Cash provided by (used in) Operating Activities	(849,846)	(469,232)
INVESTING ACTIVITIES		
Computers and Equipment	(2,326)	-
Net Cash provided by (used by) Investing Activities	(2,326)	-
FINANCING ACTIVITIES		
Proceeds from Future Equity Obligations	50,000	1,423,000
Net Cash provided by (used in) Financing Activities	50,000	1,423,000
Cash at the beginning of period	956,896	3,128
Net Cash increase (decrease) for period	(802,172)	953,768
Cash at end of period	154,724	956,896

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2024	6,187,500	619	54,965	(54,971)	613
Issuance of Common Stock	142,750	-	-	-	-
Net Income (Loss)	-	-	-	(455,230)	(455,230)
Ending Balance 12/31/2024	6,330,250	619	54,965	(510,201)	(454,617)
Issuance of Common Stock	771,240	-	-	-	-
Net Income (Loss)	-	-	-	(946,465)	(946,465)
Ending Balance 12/31/2025	7,101,490	619	54,965	(1,456,666)	(1,401,082)

Immortal Male, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Immortal Male, Inc., doing business as Gatlan ("the Company"), was incorporated in Delaware on July 27, 2023. The Company operates a physician-led, concierge healthcare platform that provides personalized treatment programs. Services are delivered through telehealth by licensed medical providers, with prescribed medications fulfilled through the Company's pharmacy partners.

The Company's principal place of business is in Plano, Texas. The Company serves customers throughout the United States, subject to applicable state licensing and telehealth requirements.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from subscription-based telehealth treatment programs that include physician consultations and, when prescribed, health and wellness products fulfilled through third-party pharmacy partners. The Company's performance obligation is to provide the contracted telehealth treatment program, including access to healthcare services and the related products, as applicable. Revenue is recognized when control of the promised goods or services transfers to the customer in accordance with ASC 606. The Company records revenue on a gross basis when it is the principal in the arrangement, while fulfillment and product costs are recorded as cost of revenue.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Computers & Equipment	5	2,326	(116)	-	2,210
Grand Total	**-**	**2,326**	**(116)**	**-**	**2,210**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company maintains the Immortal Male, Inc. 2023 Stock Incentive Plan. A total of 2,568,611 shares of common stock have been reserved for issuance under the plan. As of July 1, 2026, options to purchase 1,041,876 shares were issued and outstanding, and 1,233,985 shares remained available for future issuance under the plan.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	-	$-
Granted	1,041,876	$0.004
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2024	1,041,876	$0.004
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-

Total options outstanding, December 31, 2025	1,041,876	$0.004
Options exercisable, December 31, 2025	519,327	$0.004

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2024	-	$-
Granted	1,041,876	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2024	1,041,876	$-
Granted	-	$-
Vested	(519,327)	$-
Forfeited	-	$-
Nonvested options, December 31, 2025	522,549	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2022.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No material transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company currently is not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M.

NOTE 6 – EQUITY

The Company has authorized 20,000,000 of common shares with a par value of $0.0001 per share. 7,101,490 shares were issued and outstanding as of 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 3, 2026, the date these financial statements were available to be issued.

The Company issued 2,191,260 common shares.

The Company received full funding of a $200,000 Simple Agreement for Future Equity ("SAFE"), which was funded in three installments between January and March 2026. The SAFE was entered into in November 2025, includes an $8,000,000 valuation cap, and was fully funded as of March 2026.

In January of 2026, the Company entered into an additional SAFE agreement (Simple Agreement for Future Equity) with a third party totaling $200,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. The valuation cap of the agreement entered is $8M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise

capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS EXPLORE

Add to Watchlist

INVEST IN GATLAN BY IMMORTAL MALE, INC. · BIOTECHNOLOGY

Discover the Future of Performance Medicine

Founded by Josh Duhamel, Gatlan by Immortal Male, Inc., ("Gatlan") is a provider-led, consumer health platform, built to make proactive care feel more trusted, accessible, and stigma-free. Because the future of healthcare isn't just treatment, it's optimization.



DISCOVER THE FUTURE OF PERFORMANCE MEDICINE
GATLAN

INVEST NOW

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

INVEST NOW

MIN INVEST	VALUATION CAP
$500	$25M

REASONS TO INVEST

01 **A Growing Market Opportunity**: With a platform that delivers personalized hormone therapy, weight optimization, and longevity focused care, Gatlan is a premium offering within the broader longevity and performance health market, estimated in the $31B+ range globally, and growing every year.

02 **Founder-Led Advantage**: Our founder Josh Duhamel has gained recognition across the media landscape, giving us built-in trust and access to top-tier platforms.

03 **Growing Since Launch:** Resulting from the launch of our expanded platform in March 2026, monthly revenue has grown each month. And we're just getting started.

TEAM



Josh Duhamel
BOARD MEMBER

Josh Duhamel is the Founder of Gatlan, a performance healthcare company built around a simple idea: getting high-quality care should be easier, more personal, and more convenient.

After seeing how difficult it can be for people to get the care they need, Josh helped create Gatlan to give patients better access to experienced medical providers and modern treatment options without sacrificing the doctor-patient relationship....

Read more



Tyler Williamson
CEO

Tyler Williamson is the Chief Executive Officer of Gatlan and an experienced executive with a background spanning healthcare-adjacent technology, global consumer brands, and regulated industries. He has led organizations through early formation, growth, and large-scale operations, with experience managing complex, multi-stakeholder environments and building organizations designed for long-term sustainability....

Read more



Fabian Calvo

BOARD MEMBER

Fabian Calvo is a seasoned pharmaceutical executive with extensive experience in the founding, operation, and scaling of advanced healthcare and life sciences companies. His career reflects deep expertise across pharmaceutical manufacturing, supply chain operations, and regulatory-compliant distribution in highly regulated environments.

Mr. Calvo has led multiple organizations involved in the development, manufacturing, and...

Read more



Yonathan Azran

FRACTIONAL CFO

Yonathan Azran is the Founder and Managing Partner of 1116 Partners, a strategic accounting and fractional CFO firm dedicated to helping growth-stage companies build scalable finance and accounting functions. Since founding the firm in 2016, Yonathan has focused on providing founders and leadership teams with the financial clarity, operational discipline, and strategic guidance needed to confidently scale their businesses....

Read more

THE PITCH


A PROVIDER-LED PATH
TO ADVANCED PERFORMANCE CARE

Gatlan offers personalized care guided by licensed medical professionals with ongoing oversight, for the consumer looking for better performance, longevity, energy, body composition, and quality of life.


THE
GATLAN
EXPERIENCE
Optimizing hormones, metabolism, and


longevity with science-backed protocols
designed for high-performers.

We've gained national visibility through major media and podcast appearances including Megyn Kelly, The Skinny Confidential, Shawn Ryan Show, Tomi Lahren, Fox News, Piers Morgan, Chris Cuomo, Men's Fitness, Men's Journal, The Ed Mylett Show, Adam Carolla Show, Rich Eisen, and Forbes.* Now we're turning that awareness into a powerful acquisition and trust-building engine, to bring healthcare into the future.

** Media appearances reflect coverage of our founder and company and do not constitute an endorsement of Gatlan, this offering, or any investment in it by these outlets or individuals.*

THE PROBLEM & OUR SOLUTION

HEALTHCARE IS CONSTRAINED BY OUTDATED SYSTEMS

Consumers want more than sick care. But there's a big gap between where healthcare is today and what it could be – personalized, proactive, and aligned with the consumers' goals. Today's system is slow, and built around averages, not individuals. Patients are often forced to navigate fragmented care across multiple providers, face long wait times, and encounter limited access to progressive treatments due to regulatory complexity and lack of qualified oversight.


THERE'S A BIG GAP BETWEEN
WHERE HEALTHCARE IS TODAY
AND WHAT IT COULD BE
Patients are often forced to:
Navigate fragmented care across multiple providers
Encounter limited access to progressive treatments
Face long wait times
Lack of qualified oversight

At the same time, millions of health conscious consumers are actively seeking to improve energy, body composition, longevity, and overall performance, but lack a trusted, medically supervised pathway to do so

performance, but lack a trusted, medically supervised pathway to do so safely and effectively.

HEALTHCARE, MADE EASY

GATLAN IS A WAY FORWARD

Personalized care, at scale:

- Licensed health coaches
- Advanced diagnostics
- Prescription therapeutics
- 1:1 physician relationships



Our concierge telehealth platform is built to deliver personalized performance care at scale. With our network of licensed medical professionals, advanced diagnostics, and precision therapeutics, Gatlan enables faster access to individualized treatment plans while maintaining clinical rigor and regulatory compliance.

We're offering customers what many find difficult to get from today's healthcare system: an easy, digitally-enabled way to access personalized performance care.

THE MARKET & OUR TRACTION

STRONG CONSUMER ECONOMICS IN A PREMIUM HEALTHCARE CATEGORY

The U.S. prescription market is a large and growing opportunity. With an aging population looking for more proactive and preventive measures, treatments are expanding and getting more advanced, and customers are increasingly willing to pay out of pocket for the care they need.

- The U.S. hormone replacement market was valued at $11.6B in 2024, and is projected to reach $19.2B by 2033.
- The U.S. anti-aging Rx market was $10B+ in 2024, and is projected to reach $25B+ by 2035.

THE U.S. PRESCRIPTION MARKET

A LARGE AND GROWING OPPORTUNITY


THE U.S. HORMONE REPLACEMENT MARKET
PROJECTED GROWTH
~$19.2B
~$11.6B


2024
2033


THE U.S. ANTI-AGING RX MARKET
PROJECTED GROWTH
+$23B
~$10.4B
2024
2035

This is the future of healthcare, and we're building a platform that makes it accessible.

We're targeting a high-value consumer segment with strong AOV, repeat behavior, and efficient acquisition. With an average order value of more than $450 since inception, our paid customer acquisition cost is approximately $250, while all-in acquisition costs are below $100 when factoring in owned and earned media. And in 2025, repeat rates were over 80% for TRT patients and 60% for all other products.

WHY INVEST

BUILDING THE NEXT MAJOR CONSUMER HEALTH PLATFORM

Inspired by Josh Duhamel's personal health journey, and supported by a leadership team with experience at Beats by Dre, Apple, Silvercar, PepsiCo, Kraft Foods, BAM Ventures, and category-defining consumer companies including LegalZoom, ShoeDazzle, and The Honest Company, we are positioned to take optimization healthcare mainstream.


WE'RE NOT JUST SELLING TREATMENTS.
We're building a scalable platform for accessing performance health.
GATLAN
The GATLAN Experience
GATLAN Patient Portal



Our long-term vision is to offer patients a home for continuous optimization, powered by advanced data, AI, and personalized treatment pathways. We've already expanded into women's health and are working toward a broader performance and longevity ecosystem for everyone. This is the future of personalized, provider-led performance care.

STORIES OF SUCCESS

REAL RESULTS FROM REAL GATLAN CUSTOMERS

ROBERT E.

★ ★ ★ ★ ★

"What I appreciate most is that this isn't some cookie cutter protocol. They actually took the time to understand what I'm trying to optimize and built something around my goals and my body. The concierge support is what really separates them. It feels personal. I can reach out, ask real questions, make adjustments, and get thoughtful responses quickly. That level of access and accountability makes it easy to stay consistent and confident in the plan."

MIGUEL M.

★ ★ ★ ★ ★

"Being a patient with GATLAN has been a fantastic experience. What stands out the most is their amazing, high-touch approach to patient care; you truly feel like they are invested in your long-term health. Whenever I have a need, their team is remarkably knowledgeable and quick to respond. Since working with them, I have experienced a noticeable boost in my daily energy levels and mental cognition. I couldn't ask for a better healthcare partner."

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Explore Gatlan today, and let's take healthcare into the future.

ABOUT

HEADQUARTERS

6010 W. Spring Creek Pkwy #1012
Plano, TX 75024

WEBSITE

gatlan.com ↗

Founded by Josh Duhamel, Gatlan by Immortal Male, Inc., ("Gatlan") is a provider-led, consumer health platform, built to make proactive care feel more trusted, accessible, and stigma-free. Because the future of healthcare isn't just treatment, it's optimization.

TERMS

Overview

Company: Gatlan by Immortal Male, Inc.

Valuation Cap: $25M

Deadline: Dec. 24, 2026 at 2:59 AM EST

Min Investment: $500

Discount: 10.0%

Conversion Trigger: $1,000,000

Offering Type: Simple Agreement for Future Equity

SEC Recent Filing **Offering Memorandum**

Financials +

Risks +

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Crowdfunding Stock in Gatlan by Immortal Male, Inc.. The amount of Crowdfunding Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $25,000,000.00 Valuation Cap or if less, then you will receive a 10.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Crowdfunding Stock equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 72 hours of launch and receive 25% off eligible Gatlan treatments for one year, and a 10% addition to the base discount.*

Early Bird 2

Invest $1,000+ within the first 7 days of launch and receive 20% off eligible Gatlan treatments for one year,* and an 8% addition to the base discount.*

Early Bird 3

Invest $1,000+ within the first 14 days of launch and receive 15% off eligible Gatlan treatments for one year, * and a 6% addition to the base discount.*

Flash Perk

Invest $2,500+ between Days 30–40 and receive 20% off eligible Gatlan treatments for six months and an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership,* and an 8% addition to the base discount.*

Amount-Based Perks

Tier 1 Perk | $1,000+

Invest $1,000+ and receive 10% off eligible Gatlan treatments for one year.*

Tier 2 Perk | $2,500+

Invest $2,500+ and receive 10% off eligible Gatlan treatments for one year*, an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, and a 2% addition to the base discount.

Tier 3 Perk | $5,000+

Invest $5,000+ and receive 15% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, and a 4% addition to the base discount.

Tier 4 Perk | $10,000+

Invest $10,000+ and receive 20% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, and a 6% addition to the base discount.

Tier 5 Perk | $25,000+

Invest $25,000+ and receive 25% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, and an 8% addition to the base discount.

Tier 6 Perk | $50,000+

Invest $50,000+ and receive 25% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, an invitation for one to an exclusive investor dinner with the Gatlan leadership team,* and a 10% addition to the base discount.

**All events, meetings, dinners, briefings, summits, content access, and experience-based perks are subject to availability, scheduling, capacity limitations, and Company discretion. Travel and lodging are not included unless otherwise specified. Location and timing to be determined by the Company.*

The 10% StartEngine Venture Club Bonus

Immortal Male, Inc. dba Gatlan will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 20% instead of 10%.

This 10% Bonus is only valid during the investor’s eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

JOIN THE DISCUSSION

AG


GATLAN

DISCOVER THE FUTURE OF PERFORMANCE MEDICINE.

Founded by Josh Duhamel, Gatlan by Immortal Male, Inc. ("Gatlan") is a provider-led, consumer health platform, built to make proactive care feel more trusted, accessible, and stigma-free. Because the future of healthcare isn't just treatment, it's optimization.

INVEST IN GATLAN

This Reg CF offering is made available through StartEngine Capital, LLC. Investing involves risk, including possible loss of principal.

THE OPPORTUNITY

GATLAN OFFERS SAFE, PERSONALIZED CARE.

Guided by licensed medical professionals with ongoing oversight, for the consumer looking for better performance, longevity, energy, body composition, and quality of life.

We've gained national visibility through major media and podcast appearances including Megyn Kelly, The Skinny Confidential, Shawn Ryan Show, Tomi Lahren, Fox News, Piers Morgan, Chris Cuomo, Men's Fitness, Men's Journal, The Ed Mylett Show, Adam Carolla Show, Rich Eisen, and Forbes.* Now we're turning that awareness into a powerful acquisition and trust-building engine, to bring healthcare into the future.

*Media appearances do not constitute endorsements of the offering.



AS FEATURED ON

The Megyn Kelly Show · Forbes · The Adam Carolla Show. · MENS JOURNAL · MENS JOURNAL · THE ED MYLETT SHOW

THE PROBLEM

CONSUMERS WANT MORE THAN

CONSUMERS WANT MORE THAN SICK CARE.

But there's a big gap between where healthcare is today and what it could be – personalized, proactive, and aligned with the consumers' goals. Today's system is slow, and built around averages, not individuals.

Patients are often forced to:

- Navigate fragmented care across multiple providers
- Face long wait times
- Encounter limited access to progressive treatments
- Lack of qualified oversight

OUR SOLUTION

PERSONALIZED PERFORMANCE CARE AT SCALE



Our concierge telehealth platform is built to deliver personalized performance care at scale. With our network of licensed medical professionals, advanced diagnostics, and precision therapeutics, Gatlan enables faster access to individualized treatment plans while maintaining clinical rigor and regulatory compliance.

We're offering customers what today's healthcare system cannot: an easy, digitally-enabled, trusted way to access personalized performance care.

INVEST

HEALTHCARE, MADE EASY

GATLAN IS A WAY FORWARD



Personalized care, at scale:

- Licensed health coaches
- Advanced diagnostics
- Prescription therapeutics
- 1:1 physician relationships



THE MARKET

THE U.S. PRESCRIPTION MARKET IS A LARGE AND GROWING OPPORTUNITY.

With an aging population looking for more proactive and preventive measures, treatments are expanding and getting more advanced, and customers are increasingly willing to pay out of pocket for the care they need.


THE U.S. HORMONE REPLACEMENT MARKET
PROJECTED GROWTH
~$11.6B
~$19.2B
2024
2033
The U.S. hormone replacement market was valued at $11.6B in 2024, and is projected to reach $19.2B by 2033.

OUR TRACTION

THIS IS THE FUTURE OF HEALTHCARE, AND WE'RE BUILDING A PLATFORM THAT MAKES IT ACCESSIBLE.

We're targeting a high-value consumer segment with strong AOV, repeat behavior, and efficient acquisition. With an average order value of more than $450 since inception, our paid customer acquisition cost is approximately $250, while all-in acquisition costs are below $100 when factoring in owned and earned media. And in 2025, repeat rates were over 80% for TRT patients and 60% for all other products.

INVEST

STORIES OF SUCCESS

ROBERT E.

★★★★★

"What I appreciate most is that this isn't some cookie cutter protocol. They actually took the time to understand what I'm trying to optimize and built something around my goals and my body. The concierge support is what really separates them. It feels personal. I can reach out, ask real questions, make adjustments, and get thoughtful responses quickly. That level of access and accountability makes it easy to stay consistent and confident in the plan."

STORIES OF SUCCESS

MIGUEL M.

★★★★★

"Being a patient with GATLAN has been a fantastic experience. What stands out the most is their amazing, high-touch approach to patient care; you truly feel like they are invested in your long-term health. Whenever I have a need, their team is remarkably knowledgeable and quick to respond. Since working with them, I have experienced a noticeable boost in my daily energy levels and mental cognition. I couldn't ask for a better healthcare partner."

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.


THE GATLAN EXPERIENCE
TREATMENTS
SCIENCE
ABOUT
LOG IN
GET STARTED
GATLAN
Patient Portal
Secure access for members
LOG IN

WHY INVEST

GATLAN IS A WAY FORWARD

Inspired by Josh Duhamel's personal health journey, and supported by a leadership team with experience at Beats by Dre, Apple, Silvercar, PepsiCo, Kraft Foods, BAM Ventures, and category-defining consumer companies including LegalZoom, ShoeDazzle, and The Honest Company, we are positioned to take optimization healthcare mainstream.

Our long-term vision is to offer patients a home for continuous optimization, powered by advanced data, AI, and personalized treatment pathways. We've already expanded into women's health and are working toward a broader performance and longevity ecosystem for everyone. This is the future of personalized, provider-led performance care.

INVEST IN GATLAN

LEARN WHY THE FUTURE OF HEALTHCARE ISN'T JUST TREATMENT, IT'S OPTIMIZATION.

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By clicking "Learn More", you consent to receive marketing communications including text messages and emails (e.g., promotions, cart reminders, funding updates) from StartEngine Inc. using the contact information you provide. You understand and agree that messages may be sent using an autodialer or automated systems. Consent is not a condition of purchase. Message and data rates may apply; message frequency varies. You may unsubscribe from email communications at any time by clicking the unsubscribe link in the email, and from text messages by replying STOP. For more information, see our Privacy Policy&Terms.

INVESTOR PERKS

INVESTMENT INCENTIVES & BONUSES*

TIME-BASED PERKS

4 OPPORTUNITIES

EARLY BIRD 1 FIRST 72 HOURS

Invest $1,000+

EARLY BIRD 2 FIRST 7 DAYS

Invest $1,000+

Invest $1,000+ within the first 72 hours of launch and receive 25% off eligible Gatlan treatments for one year, and a 10% addition to the base discount.*

INVEST

Invest $1,000+ within the first 7 days of launch and receive 20% off eligible Gatlan treatments for one year,* and an 8% addition to the base discount.*

INVEST

EARLY BIRD 3 FIRST 14 DAYS

Invest $1,000+

Invest $1,000+ within the first 14 days of launch and receive 15% off eligible Gatlan treatments for one year,* and a 6% addition to the base discount.*

INVEST

FLASH PERK DAYS 30–40

Invest $2,500+

Invest $2,500+ between Days 30–40 and receive 20% off eligible Gatlan treatments for six months and an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership,* and an 8% addition to the base discount.*

INVEST

AMOUNT-BASED PERKS

6 INVESTMENT TIERS

TIER 1 PERK $1,000+

Invest $1,000+

Invest $1,000+ and receive 10% off eligible Gatlan treatments for one year.*

INVEST

TIER 2 PERK $2,500+

Invest $2,500+

Invest $2,500+ and receive 10% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, and a 2% addition to the base discount.

INVEST

TIER 3 PERK $5,000+

Invest $5,000+

Invest $5,000+ and receive 15% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, and a 4% addition to the base discount.

INVEST

TIER 4 PERK $10,000+

Invest $10,000+

Invest $10,000+ and receive 20% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, and a 6% addition to the base discount.

INVEST

TIER 5 PERK $25,000+

Invest $25,000+

Invest $25,000+ and receive 25% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, and an 8% addition to the base discount.

INVEST

TIER 6 PERK $50,000+

Invest $50,000+

Invest $50,000+ and receive 25% off eligible Gatlan treatments for one year,* an invitation to an exclusive virtual investor update with Josh Duhamel and Gatlan leadership, an invitation for one to an exclusive investor dinner with the Gatlan leadership team,* and a 10% addition to the base discount.

INVEST

*All events, meetings, dinners, briefings, summits, content access, and experience-based perks are subject to availability, scheduling, capacity limitations, and Company discretion. Travel and lodging are not included unless otherwise specified. Location and timing to be determined by the Company.

STARTENGINE VENTURE CLUB

The 10% StartEngine Venture Club Bonus

Immortal Male, Inc. dba Gatlan will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 20% instead of 10%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

INVEST IN GATLAN

A BRAND BORN FROM EXPERIENCE

MEET THE TEAM



JOSH DUHAMEL

BOARD MEMBER

Josh Duhamel is the Founder of Gatlan, a performance healthcare company built around a simple idea: getting high-quality care should be easier, more personal, and more convenient. After seeing how difficult it can be for people to get the care they need, Josh helped create Gatlan to give patients better access to experienced medical providers and modern treatment options without sacrificing the doctor-patient relationship.



TYLER WILLIAMSON

CEO

Tyler Williamson is the Chief Executive Officer of Gatlan and an experienced executive with a background spanning healthcare-adjacent technology, global consumer brands, and regulated industries. He has led organizations through early formation, growth, and large-scale operations, with experience managing complex, multi-stakeholder environments and building organizations designed for long-term sustainability.



FABIAN CALVO

BOARD MEMBER

Fabian Calvo is a seasoned pharmaceutical executive with extensive experience in the founding, operation, and scaling of advanced healthcare and life sciences companies. His career reflects deep expertise across pharmaceutical manufacturing, supply chain operations, and regulatory-compliant distribution in highly regulated environments.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi. I'm Josh Duhamel.

I've played a number of roles, but the most important role I've ever played is being a husband, and a father.

I want to keep my mind and body sharp, to be the best I can be, and show up everyday for my family. But as we get older, that gets a little more complicated.

My own journey toward wellness inspired me to found Gatlan, a platform for performance treatments, guided by licensed medical professionals, for people who want personalized care focused on longevity, energy, body composition, and quality of life.

Healthcare is undergoing a shift – from reactive treatment to proactive optimization. It doesn't have to be just sick care anymore.

Consumers are looking for advanced therapies from a source that they can trust. Our experience is provider-led, with personalized treatment plans and ongoing oversight. This is not just a one-off online transaction – it's a care relationship built on consistency, safety, and compliance.

We're operating across 44 states, with 24/7 support access, making these treatments accessible and stigma-free.

We've already gained national visibility through major media and podcast appearances. Our clout is earned, not bought.

This year, we've relaunched with an expanded formulary, women's health offerings, and a fully synchronous care model – and the momentum has been incredible.

Now's your chance to join us. With a founder-led approach to distribution, and a provider-led approach to personalized care, we're taking performance health mainstream. We're not just selling treatments. We're building a scalable platform for anyone looking to improve their wellbeing, not just play defense.*

*Statements about Gatlan's plans, growth, and future operations reflect current goals. Actual outcomes may differ materially.

Become an investor today, and let's change lives.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Crowdfunding SAFE Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(a), a Subscriber electing to pay in cryptocurrency will remit the cryptocurrency to a third-party payment processor, which will convert it to U.S. dollars. The resulting U.S. dollar proceeds, net of any applicable digital asset handling fee ("Digital Asset Handling Fee"), will then be delivered to the Escrow Agent, to be held and released in accordance with Section 2(a). Once the cryptocurrency has been converted, the Subscriber will be subscribed for the number of Securities the Subscriber is eligible to receive based on the U.S. dollar value of the converted proceeds (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent.Subscriber further understands

and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for canceled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and

have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon

their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Broker Dealer Registered Representatives. Subscriber understands and acknowledges that the investment is being made through StartEngine Primary LLC, a registered broker-dealer and member of FINRA and SIPC, which acts as the intermediary for this offering. Subscriber further understands that StartEngine Primary, in connection with this offering, may engage one or more registered representatives who are authorized to communicate with potential investors regarding the offering and to receive transaction-based compensation from StartEngine Primary. Subscriber acknowledges that such communications from registered representatives are made in StartEngine Primary's limited role as a placement agent. The Subscriber represents that, in making an investment decision, the Subscriber has relied upon (a) the information contained in the offering materials, (b) such independent inquiries as the Subscriber deemed necessary, and (c) the advice of the Subscriber's own legal, tax, accounting, and financial advisers, if any.

5. Manner of Holdings.

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention

of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Crowdfunding SAFEs the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.

%%NAME_OF_ISSUER%%
By:
%%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to

the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of

directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all convertible securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all convertible securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"Unissued Option Pool" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of StartEngine Primary LLC or any of its affiliates and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be

relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the

Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors

or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%